FOIA CONFIDENTIAL TREATMENT REQUESTED
BY WATFORD HOLDINGS LTD.

VIA EDGAR AND FEDERAL EXPRESS
August 14, 2017
Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 11, 2017 CIK No: 0001601669
Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated July 26, 2017 (the “Comment Letter”) in connection with Amendment No. 1 to the Company’s draft Registration Statement on Form S-1, which the Company confidentially submitted on July 11, 2017 (“Amendment No. 1”). Concurrent with the submission of this response letter (this “Letter”), the Company is confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.
The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
We have enclosed with this letter a marked copy of the Registration Statement, which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to Amendment No. 1. All page references in the responses below are to the pages of the marked copy of the Registration Statement.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this Letter. For the Staff’s reference, we have separately furnished to the Staff by hand delivery on the

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Jaskot	Page 2
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date hereof (i) a separate copy of this Letter marked to show the full text of the portions of this Letter redacted from the version submitted via EDGAR for which the Company is requesting confidential treatment and (ii) a transmittal letter to the Staff requesting confidential treatment with respect to those redacted portions of this Letter (the “Request Letter”), in each case pursuant to Rule 83 of the Rules on Information and Requests of the SEC, 17 C.F.R. § 200.83 (“Rule 83”). We have also furnished a copy of the Request Letter to the SEC’s Office of Freedom of Information and Privacy Act pursuant to Rule 83.
In accordance with Rule 83, the Company requests confidential treatment of (i) the portions of this letter marked as [***] (the “Confidential Information”) and (ii) the above-referenced Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the confidentiality of the omitted information in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Watford Holdings Ltd.” and each page is marked with the identifying numbers and code “WAT-001” through “WAT-0020.”
DRS/A Date filed 07/10/2017
Summary
Insurance and Reinsurance, page 2

1.
We note your response to prior comment 2. Please further revise your disclosure to clarify why Arch would be incentivized to offer favorable opportunities to Watford. Please clearly explain how Arch’s allocation decision depends on Watford’s strategy and underwriting guidelines, including a description of such guidelines and the differences from Arch’s guidelines. Please also explain how the allocation of insurance and reinsurance opportunities is influenced by Arch’s fee structure and fee-sharing with HPS as well as Watford’s investment strategy. Please make similar revisions elsewhere in your prospectus as appropriate.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested in the “Summary—Insurance and reinsurance” section of the prospectus as well as throughout the remaining sections of the prospectus, as applicable.
Investments, page 4

2.
We note your response to comment 6. Please expand your disclosure in the Summary and Business section to more clearly explain the criteria for each rating within non-investment grade as well as risks associated with non-rated assets. Given the significant concentration in CCC+ and below, please disclose the percentage of the investment portfolio for each rating below CCC+. In addition, please revise your statement that the greater investment

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 3
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risk is balanced with a “less volatile underwriting portfolio” to explain what you mean by “less volatile” and remove any inference that the underwriting portfolio removes all investment risk.
Company Response:
In response to the Staff’s comment regarding the criteria for each rating within non-investment grade as well as risks associated with non-rated assets, the Company has revised the disclosure as requested in the “Summary—Investments” section of the prospectus as well as throughout the remaining sections of the prospectus, as applicable.
In response to the Staff’s comment regarding the percentage of the investment portfolio for each rating below CCC+, the Company has revised the disclosure as requested on page 6 by amending the chart that indicates the investments in the Company’s total investment portfolio by rating to specify the percentage of investments that are rated CCC, CC, C and D, respectively.
In response to the Staff’s request that the Company revise its statement that the greater investment risk is balanced with a “less volatile underwriting portfolio” to explain what the Company means by “less volatile,” the Company has revised the disclosure in the “Summary—Investments” section of the prospectus as well as throughout the remaining sections of the prospectus, as applicable, to explain that while the Company’s strategy involves a greater degree of investment risk than is typical for traditional insurers and reinsurers, in the Company’s overall enterprise risk management framework, such increased investment risk is balanced with the more predictable timing of claims payments inherent in the Company’s underwriting portfolio, especially in relation to the lesser amount of catastrophe exposure the Company assumes, as compared with the amount of such catastrophe risk assumed by many of the Company’s insurance and reinsurance peers.
The Company has also revised the disclosure in the “Summary—Investments” section of the prospectus as well as throughout the remaining sections of the prospectus, as applicable, to explain that the Company’s having a mid- to long-tail underwriting portfolio reduces, but does not entirely eliminate, the risk of needing to sell investment assets into an inopportune market cycle in order to generate cash for claims payments.
Non-Investment Grade Portfolio, page 7

3.
We note your response to comment 1. Given your concentration of non-investment grade assets and your investment management agreement with HPS, investors in this offering are subject to risks attendant to investing funds with HPS. Please expand your disclosure on page 6 and elsewhere in your prospectus as appropriate to include a discussion of the investment guidelines under your investment management agreement with HPS.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested in the “Summary—Investments” section of the prospectus as well as throughout the remaining sections

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 4
August 14, 2017

of the prospectus, as applicable, to include a discussion of the investment guidelines under the Company’s investment management agreement with     HPS Investment Partners, LLC (“HPS”).
Differentiated, balanced business model, page 9

4.
We note your disclosure stating that you are able to employ a dynamic, integrated approach to underwriting and that you continuously evaluate both underwriting and investment opportunities, can increase or decrease your underwriting premium, adjust your mix of your underwriting portfolio and/or adjust your mix of investment assets depending on market conditions. Please revise your disclosure here and elsewhere to clarify that you are not evaluating the underwriting and investment opportunities and making the adjustments described, but are dependent instead on the evaluation and adjustments made by Arch and HPS.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested in the “Summary—Competitive strengths—Differentiated, balanced business model” section of the prospectus as well as throughout the remaining sections of the prospectus, as applicable, to clarify that (i) it is the applicable subsidiaries of Arch Capital Group Ltd. (together with its relevant subsidiaries, “Arch”) that strategically adapt the Company’s mix of insurance and reinsurance business; (ii) the Company, through Arch and HPS, is able to be nimble and creative in evaluating risks on both sides of the Company’s balance sheet; and (iii) that the Company has engaged Arch and/or HPS, as applicable, to continuously evaluate both underwriting and investment opportunities on behalf of the Company. The Company believes that these revisions make clear that the Company relies upon the evaluation and adjustments made by Arch and HPS, as applicable, to effect any changes to the Company’s underwriting portfolio or investment portfolio, as applicable, based on market conditions.
The non-investment grade strategy may be implemented..., page 57

5.	We note your revisions in response to comment 13. Please disclose whether there is a limit on the percentage of investments that may be invested in funds managed by HPS.
Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 8.
Any suspension or revocation of Watford Re’s license...., page 58

6.
We note your disclosure in the last sentence that you could also lose your exemption under the Investment Company Act of 1940. Please amend your disclosure to state that you could also lose your ability to rely on an exemption under the Investment Company Act of 1940.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 5
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Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 63.
Risk Factors
We are subject to the risk of possibly being deemed an investment company...., page 61

7.
Please amend your disclosure to appropriately reflect the reasons why you believe you are not an investment company and include specific references to the exemption(s)/exclusions(s) that are being relied upon.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 65 to reflect the fact that the Company does not meet the definition of an investment company under Sections 3(a)(1)(A) or 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), because it is primarily engaged in the reinsurance business through its wholly-owned subsidiary, Watford Re Ltd., which relies on the exemption from the definition of investment company specified in Rule 3a-6 under the 1940 Act.

8.
We note your disclosure in the last two sentences of the first paragraph that if such exemption was deemed inapplicable and no other exemption was available, you would likely have to register under the Investment Company Act as an investment company, which, under the Investment Company Act, would require an order from the SEC, and that your inability to obtain such an order could have a significant adverse impact on your business. Please revise your disclosure to reflect that the SEC does not issue orders for registration under the Investment Company Act, but instead regulates companies under the Investment Company Act and may issue an order declaring that a company is not an investment company.

Company Response:
The Company acknowledges the Staff’s comment and respectfully notes supplementally that because the Company is a Bermuda company and if it were deemed to be an investment company that must register with the SEC under the 1940 Act, it would need to apply for an exemptive order under Section 7(d) of the 1940 Act, which authorizes the SEC to issue an order permitting a foreign investment company to register under the 1940 Act and make a public offering of its securities.
Business
Certain relationships and related party transactions, page 185

9.
Given the purposes of the fee sharing agreements between Arch and HPS Investment Partners, LLC (HPS) as laid out in the third paragraph of your response to prior comment 24 is to ensure the alignment of the economic incentives of those parties in such a way that

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
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would discourage them from “managing such business in a manner that was generally inconsistent with (your) total-return driven business model,” revise to disclose the information provided in the third paragraph of your response. Further, given the that management and mitigation of these potential conflicts of interests are central to the success of your stated business model, revise to quantify the amounts transferred between Arch and HPS during each period under the fee sharing arrangements in a manner that clearly places them in their proper business context and explains any trends so as not to be confusing to the reader.
Company Response:
In response to the Staff’s request that the Company revise the disclosure to include the information provided in the third paragraph of the Company’s response to prior comment 24, the Company has revised the disclosure as requested on pages 197-198.
Notwithstanding the Staff’s request to revise the disclosure to quantify the amounts transferred between Arch and HPS during each period under the fee sharing arrangements, the Company respectfully advises the Staff that it has not revised the disclosure in this regard because, as described in the Company’s response to prior comment 24, the Company has no involvement in payments made between Arch and HPS pursuant to the fee sharing arrangements. In this regard, the Company pays the full amounts it owes to each of Arch and HPS under the primary agreements directly and any such amounts that are subsequently exchanged between Arch and HPS pursuant to the fee sharing arrangements are not communicated by Arch or HPS to the Company. The Company continues to believe that, even if Arch and HPS were to provide the Company with such amounts, delineating them could cause confusion.

10.
We note your response to prior comment 25 regarding the non-investment grade portfolio managed by HPS. Please revise to quantify the management and performance fees charged by HPS for the quarter ended March 31, 2017.

Company Response:
The Company advises the Staff that the management fees and performance fees paid by the Company to HPS are calculated on the non-investment grade portfolio managed by HPS as a whole, including the portion, if any, that is directly or indirectly invested in investment funds managed by HPS. Accordingly, the Company respectfully advises the Staff that it has not revised the disclosure in this regard because there are no separate fees payable to HPS with respect to the portion, if any, of the non-investment grade portfolio managed by HPS that is directly or indirectly invested in investment funds managed by HPS. The management fees and performance fees incurred by the Company under its investment management agreements with HPS for the quarter ended March 31, 2017 are set forth on page 205.
Consolidated Balance Sheet, page F-27

11.	We note your response to prior comment 31. Given the level of related party activity and the potential conflicts of interest as identified in your document, we continue to believe

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 7
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the requirements of Rule 4-08(k) of Regulation S-X are relevant to your fact pattern. Please revise your presentation accordingly. As part of your application of Rule 4-08(k), consider whether providing the quantification of related party transactions parenthetically would mitigate your concerns of adding line items.
Company Response:
As previously noted in the Company’s response to prior comment 31, the Company understands the disclosure requirement in Article 4-08(k) of Regulation S‑X to identify related party transactions on the face of the financial statements. To address the Staff’s concerns, the Company proposes revising its balance sheets and statements of income to include a footnote on the relevant line items that are impacted by related party activity, which footnote will refer users to Note 14 of the financial statements. The proposed revisions are set forth in Annex A to this letter. The Company believes this approach achieves an appropriate balance of highlighting the fact that related party activity impacts these line items without complicating the overall presentation of the balance sheets and statements of income. Further, the Company notes that other companies currently reporting to the SEC have used this cross reference approach. As previously noted to the Staff, the Company’s comprehensive disclosure included in Note 14 – Transactions with related parties to the financial statements provides transparency into the Company’s related party transactions, both qualitatively and quantitatively, and provides adequate disclosure to users of the Company’s financial statements. Respectfully, the Company continues to believe that presenting the additional level of detail on the face of the Company’s financial statements will complicate and convolute the presentation for users. The Company respectfully requests that the Staff advise whether the proposed revisions set forth in Annex A would be acceptable so that the Company can include them in a subsequent amendment to the Registration Statement.
Notes to the Consolidated Financial Statements
4. Segment Information, page F-38

12.	Please address the following regarding your response to prior comment 32:

•	Tell us specifically how you considered the facts laid out in the fourth bullet of your response not to be indicative that such activity should be treated as a separate operating segment.

•
Similarly, the next to last bullet of your response indicates that your budgeting process provides certain information. Please explain more clearly the level of information provided, as well as the parties that review this information, including whether the chief operating decision maker (CODM) reviews it.

•
Tell us the level and nature of information provided by HPS versus the information you prepare internally regarding your investment portfolio for budgeting, historical activity and profitability analysis, and resource allocation purposes. Tell us whether the CODM reviews this information.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 8
August 14, 2017

•
Tell us how you considered the context of outsourcing your underwriting and investment management to two separate entities as part of your analysis of ASC 280-10- 50-7 and 50-8. More clearly identify to us the employees within Watford that manage these separate activities, noting the guidance of paragraph 50-7 that the term segment manager identifies a function, not necessarily a manager with a specific job title.

•
Explain to us how you determined that these disparate activities were managed as single business activity given your disclosures about managing the two activities as two alternative sources of income, with resources allocated between them depending on the respective market environments for each. More clearly explain how your disclosures of these activities as alternative business streams is consistent with your conclusion that you have a single operating segment.

Company Response:
The Company continues to believe that the facts laid out in the fourth bullet of the Company’s response to prior comment 32 are not indicative that such activity should be treated as a separate operating segment. As the Company noted in its response to prior comment 32, resource allocation decisions are driven by the potential for [***] and not [***]. When making resource decisions, the Company evaluates the underwriting opportunity’s [***], and [***]. In underwriting operations, because premiums are received before losses and other expenses are paid, which interval can sometimes extend over many years, insurers invest the premiums, earn interest income and may generate capital gains and losses. The Company’s strategic decisions are made after considering underwriting, investment, and operating activities holistically and thus the Company’s underwriting and investment activities are fully interconnected and interdependent.
Moreover, the Company’s chief operating decision maker (“CODM”) and the Company’s board of directors view and make decisions at the group level, rather than at the subsidiary level. The Company only has seven employees, being the Chief Executive Officer, Chief Financial Officer, Chief Risk Officer, Chief Operating Officer, Chief Executive Officer – US, Controller and Office Administrator. The Company also has a Chief Accounting Officer who is leased to the Company from Arch. All employees, except one, are based in Bermuda and provide group-wide services to each legal entity. No employee is tasked with managing underwriting or investing activities separately, but rather the business as a whole.
In terms of the level of information provided with respect to the Company’s budgeting process, as well as the parties that review this information, the Company advises the Staff that the Company provides a single statement of budgeted income (loss) for each upcoming year. The statement of budgeted income (loss) is created from forecasted underwriting activity, with investing activity and operating expense assumptions being determined based on the forecasted underwriting cash flows. The statement of budgeted income (loss) is reviewed by the Company’s CODM and is presented to the Company’s board of directors.
In terms of the level and nature of information provided by HPS versus the information prepared internally regarding the Company’s investment portfolio, the Company advises the Staff that

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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HPS provides the Company’s board of directors and chief risk officer with information regarding the Company’s then-current investment outlook and the proposed future investment allocation for subsequent periods, as well as any other information reasonably requested by the Company’s board of directors or chief risk officer. HPS also provides the Company with monthly risk and performance reports regarding the investment performance and reviews risk and performance in detail with the Company on a quarterly basis. All of this information is also reviewed by the Company’s CODM.
Separate from the Company’s investment management agreements with HPS and with Arch the Company employs an independent investment accounting services provider to record the Company’s investment activity for financial reporting and internal analysis purposes. The information provided by the independent investment accounting services provider, which is also used for budgeting and forecasting, is reviewed by the Company’s CODM. In addition, as the investment manager of the Company’s non-investment grade investment portfolio, HPS provides the Company with indicative investment yield assumptions for the Company’s budgeting and forecasting purposes. These yield assumptions are vetted by the Company’s management (including the CODM) based upon the Company’s historical results and own analysis of its investment accounting data. The vetted assumptions are utilized in the budgeting process to estimate investment income that will be generated from the underwriting cash flows as described above.
In terms of the Company’s outsourcing of underwriting and investment management to two separate entities, the Company’s underwriting and investment management functions are outsourced to third party service providers pursuant to services agreements and investment management agreements. Each such third party service provider is required to perform such services in accordance with the applicable services agreement or investment management agreement, including the underwriting or investment management guidelines included in such agreement. The Company’s underwriting and investing activity is not managed by one individual; rather, such activity is overseen by the Company’s CODM, board of directors and senior management, collectively.
The Company respectfully advises the Staff that its underwriting and investment activities are not disparate activities. As noted above, these activities are fully interconnected and interdependent, and are managed together as a single business activity. The investment component of the total return strategy employed by the Company is based on supporting its underwriting activities. The underwriting strategy includes investing inputs and influences and determines the Company’s investing strategy. Further, the Company communicates its results to its shareholders on a total return basis, consistent with the Company’s financial statements.

13.	Please address the following regarding your response to prior comment 33:

•
Tell us the extent to which you receive or produce discrete financial information for the individual products, product lines, or lines of business and the extent to which you use this information in your underwriting decisions and resource allocation.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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•
Tell us in greater detail how you determined the various product lines meet the aggregation criteria, considering the nature of the insured parties, nature of the insurance risk assumed, etc. can be different from product to product.

•	Tell us how and the extent to which you differentiate the respective risks assumed and profitability levels between the various product lines being aggregated when making your underwriting decisions.

•
Specifically address the extent to which you are considering the nature and characteristics of the original insurance risk contract versus solely considering the reinsurance contract in your analysis of the aggregation criteria.

•	Tell us how you considered whether providing breakdowns of your reinsurance premiums into proportional versus non-proportional premiums and excess of loss versus pro rata premiums would be meaningful.
Company Response:
In response to the Staff’s comments regarding how the Company receives and utilizes financial information for the lines of business, the Company notes the following:

•
The Company maintains financial information such as premium, losses, and acquisition costs for each of the contracts it writes. Underwriting details such as client, line of business, and contract structure are similarly maintained for each contract. The Company notes that, with respect to the liabilities assumed from its proportional inward retrocessional agreements [***], [***] reports underwriting and financial details on a [***] than [***] for contracts written directly by the Company. The Company’s general purpose financial statements are based on this [***]. The Company receives [***] from [***] on [***] within these inward retrocessional agreements; however, the Company does not base its general purpose financial statements on the [***].

•
Original underwriting decisions are generally made on a contract-by-contract basis, utilizing the cedent or program manager’s submission data and information, supplemented by an analysis of relevant industry information and professional judgment of the Company’s underwriting manager. The Company’s underwriting-related financial information is utilized in the evaluation of its loss liabilities and overall business performance, but not for underwriting decisions or resource allocation.

In response to the Staff’s comments regarding the Company’s determination that the various product lines meet the aggregation criteria as well as the manner in which the Company considers the nature and characteristics of the original insurance risk in the Company’s aggregation criteria, the Company notes that it has aggregated the product lines it writes into four categories based upon their similar economic characteristics as determined by level of uncertainty and timing of claims and related payments, the underlying nature of the products, and the methods the Company utilizes to distribute its products.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 11
August 14, 2017

▪
The Casualty Reinsurance line of business contains products such as executive assurance, medical malpractice liability, other professional liability, workers’ compensation, excess and umbrella liability, and excess auto liability. These products are generally liability coverages, and protect individuals or organizations for negligent acts or omissions, or for companies whose workers are injured during their employment. The losses for these lines of business are exposed to similar trends such as [***] and [***], and these products are distributed in the reinsurance market, generally through reinsurance intermediaries. The Company expects that the lines of business included in this category will exhibit [***].

▪
Property Catastrophe lines of business provide ceding company clients coverage for most catastrophic losses including hurricane, earthquake, flood, tornado, hail and fire, and coverage for other perils on a case-by-case basis. The underlying drivers of loss for these lines are generally natural catastrophes. These products are distributed in the reinsurance market, generally through reinsurance intermediaries. The Company expects the [***].

▪
Other Specialty lines of business provides coverage to ceding company clients for personal and commercial auto (other than excess auto liability), mortgage, surety, accident and health, workers’ compensation catastrophe, marine and aviation. The Company expects the majority these products to exhibit a [***] and these products are distributed in the reinsurance market, generally through reinsurance intermediaries. This category of lines of business, by its nature, covers a diverse set of risks that the Company does not [***] or [***] in nature. Given the small volume of business that the Company writes in each product line, the Company does not consider it practical to separate these various products in its disclosures.

▪
The Company notes that original policies written for auto liability and workers’ compensation fall, from an aggregation perspective, within both Casualty Reinsurance and Other Specialty lines of business. In its categorization, the Company divides these products into excess auto liability and primary auto liability, as well as workers’ compensation and workers’ compensation catastrophe coverage, based upon the Company’s perception of the [***], respectively.

▪
Insurance Programs and Coinsurance lines of business targets program managers and coinsurers offering primary and excess general liability, umbrella liability, professional liability, workers’ compensation, personal and commercial automobile, inland marine, and property business with minimal catastrophe exposure. These lines of business are distributed through the insurance market. Given the volume of business that the Company writes in each of these products, the Company does not consider it practical to separate the various products in its disclosures.

With respect to the Staff’s comment regarding the manner in which the Company differentiates the risks assumed and profitability levels between the various product lines being aggregated when making underwriting decisions, the Company notes that each underwriting opportunity

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 12
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is evaluated individually by analyzing the cedent’s or program manager’s data. In evaluating the underwriting opportunity, the Company, through Arch, evaluates the [***]. The Company advises the Staff that:

•
Within and across product lines, the amount of [***], [***] and [***] are specific to each underwriting opportunity. The expected underwriting profit is not a consideration in the Company’s aggregation criteria.

•
The [***] is directly related to the [***] of an underwriting opportunity. Product lines with similar [***] will have similar [***] characteristics. As noted above, the Company believes that the lines of business have been aggregated such that they have similar claims duration.

•
The [***] allocated to the business opportunity is related to both the [***] as well as the [***]. Product lines with [***] have similar [***] during the underwriting decision process. As noted above, the Company believes that the lines of business have been aggregated such that the underlying product lines have similar underlying risk drivers.

With respect to the Staff’s comment regarding how the Company considered whether providing breakdowns of its reinsurance premiums would be meaningful, the Company notes the following.  In terms of the rationale for maintaining Casualty as a single line of business rather than splitting it into Casualty Pro Rata and Casualty Excess of Loss, the Company notes that Casualty Pro Rata contracts cover a diverse set of original policies. Cedents may purchase pro rata reinsurance covering primary policies, excess of loss policies, or both.  Cedents are generally not required to separately report to reinsurers loss splits based on whether such original contract was written on a primary or excess of loss basis.  Therefore, separating Casualty into Casualty Pro Rata and Casualty Excess of Loss would not be meaningful as the Casualty Pro Rata business will itself contain a mixture of original policies written on a primary basis with original policies written on an excess of loss basis.  The proportion of exposures written on an excess of loss basis within Casualty Pro Rata will shift over time as the Company assumes business from different cedents, and as each original cedent’s preference for primary versus excess of loss changes. Given that the Casualty Pro Rata business contains both primary and excess of loss risks, the Company believes it is most appropriate and least likely to cause confusion to group all of the Casualty reinsurance business together.
7. Short Duration Contracts, page F-41

14.	Please revise your disclosure provided in response to comment 35 to describe how you measure the claim frequency (i.e. claim event or individual claimant) in accordance with ASC 944-40-50-4Fb.
Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on pages F-50 and F-51.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0012 -

Ms. Westbrook
Ms. Jaskot	Page 13
August 14, 2017

15.	Please address the following as we continue to evaluate your response to prior comment 36:

•
You disclose on page 139 that your casualty reinsurance coverage is provided to ceding company clients on third-party liability and workers’ compensation exposures, with coverage business written including executive assurance, medical malpractice liability, other professional liability, workers’ compensation, excess and umbrella liability, and excess auto liability. Provide us with a table for each of the products identified separately quantifying the net earned premiums, incurred losses, loss reserves for the last two years or explain why such information is unavailable.

•
Since you separate your casualty reinsurance into the casualty pro rata versus casualty excess of loss in your response, tell us in more detail why you do not believe this breakdown would be meaningful for separate loss development table disclosure.

•	As part of this analysis, provide us with sample loss development table for each your casualty pro rata as well as your casualty excess of loss.

•	Similarly, provide us with a sample loss development table for your mortgage coverage as well as your multiline-non casualty oriented line.

•
Confirm, if true, that you have determined that the level of aggregation for your short duration loss development tables is presented in a manner that “allows users to understand the amount, timing, and uncertainty of cash flows arising from the liabilities,” and that “useful information is not obscured.”

Company Response:
In response to the Staff’s comments, the Company advises the Staff as follows regarding its aggregation methodology.
With respect to the Staff’s comment regarding the net earned premiums, incurred losses, loss reserves for the Company’s products, the Company notes that, as described in the Company’s response to prior comments 35 and 36, a significant portion of the Company’s liabilities are assumed from proportional inward retrocessional agreements from Arch.  In accordance with the terms of these agreements, Arch reports loss information to the Company based on a higher level of aggregation than the business lines referenced on page 148.  The Company’s books and records are based on the reported loss information it receives from Arch. Therefore, for a significant portion of the Company’s liabilities, the Company’s audited financial data does not contain the level of detail requested by the Staff.  The aggregation level for reporting is consistent with Arch’s own internal reporting aggregation, and the Company provided the breakdown of premium, loss, and reserve balances on this same basis in the Company’s response to prior comment 36.
With respect to the Staff’s comment regarding the rationale for maintaining Casualty as a single line of business rather than splitting it into Casualty Pro Rata and Casualty Excess of Loss, as

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0013 -

Ms. Westbrook
Ms. Jaskot	Page 14
August 14, 2017

more fully described in the Company’s response to Comment 13 above, Casualty Pro Rata contracts cover a diverse set of underlying original policies, which may themselves be primary, excess of loss, or a combination, depending upon the cedent’s needs.  Cedents are generally not required to separately report to reinsurers loss splits based on whether such original contract was written on a primary or excess of loss basis. As noted above in the Company’s response to Comment 13, given that the Casualty Pro Rata business contains both original primary and excess of loss risks, the Company therefore believes that it would not be meaningful to separate Casualty Pro Rata and Casualty Excess of Loss for loss development table disclosure and that it is most appropriate and least likely to cause confusion to group all of the Casualty business together.
As per the Staff’s requests, the Company has provided below sample loss development table data for the Casualty Pro Rata, Casualty Excess of Loss, Mortgage, and Multiline Non Casualty Oriented lines. In addition, the Company has provided sample loss development table data for the remainder of the Other Specialty line of business for completeness. The Company notes the following regarding this data:

•
The Company notes that the paid losses within the Casualty Pro Rata business are higher than the Casualty Excess of Loss business. Based on supplemental data received from Arch, through year end 2016, the majority of the Company’s paid losses for the Casualty Pro Rata business arose from [***] exposures written on a [***] basis assumed through the inward quota shares from [***].  However, within the Casualty Pro Rata business, the majority of the outstanding losses are from other casualty contracts with [***] on [***]. Thus, the Company expects the payout of the remaining liabilities to exhibit characteristics more similar to the Company’s Casualty Excess of Loss business.

•
The Company writes the vast majority of its reinsurance contracts on an underwriting year basis. Pursuant to customary reinsurer/cedent reporting requirements, the cedent reports premium in total for a given contract to the reinsurer, not separated by accident year. Similarly, for certain contract structures, the paid and outstanding losses will also be reported in total, not by accident year. The short duration disclosure requires each reporting company to separately disclose paid losses, case reserves, and incurred but not reported (“IBNR”) losses by accident year, and therefore, as with all reinsurance contracts written on an underwriting year basis, this disclosure necessitates an allocation of the underwriting year data between each of the applicable accident years. This allocation will, by nature, rely on certain assumptions and thus will necessarily be less accurate than the underwriting year accounting by which reinsurers and cedents manage their respective businesses. For a reinsurer to separate such reported losses into accident year, accounting requires the employment of certain assumptions, which can lead to anomalies when reviewing accident year results. Similarly, in managing its business, the reinsurer evaluates the IBNR required for the contract in total, as opposed to evaluating the IBNR separated by accident year. The Company has applied an objective allocation methodology across all of the Company’s reinsurance contracts to develop its short duration disclosure that, in aggregate for each line of business, provides users

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0014 -

Ms. Westbrook
Ms. Jaskot	Page 15
August 14, 2017

with information to understand the amount, timing, and uncertainty of cash flows for the liabilities.

▪
As noted above, with any objective allocation methodology, finer splits of data will reveal [***] in the allocation process. One such anomaly exists in the [***] for [***] product line. This anomaly is driven by a [***] where the [***] but, [***], those [***]. This resulted in a contract whose [***] was [***], but the allocation of portions of the [***] in the objective allocation methodology resulted in a [***] for this particular accident year. While the Company believes that its allocation methodology is appropriate for the Casualty line of business in the aggregate, the Company notes that disaggregating the lines of business too finely will highlight cases in which the allocation methodology may result in disclosures that are potentially misleading to the reader.

Casualty reinsurance - Pro Rata ($000’s except claim amount)
Incurred losses and allocated loss adjustment expenses, net of reinsurance							December 31, 2016
Year ended December 31,
	2014		2015				Total of IBNR liabilities plus expected development on reported claims
Accident year	unaudited		unaudited		2016
2014	$	[***]	$	[***]	$	[***]	$ [***]
2015				[***]		[***]	[***]
2016						[***]	[***]
				Total	$	[***]

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$	[***]	$	[***]	$	[***]
2015				[***]		[***]
2016						[***]
				Total		[***]
Liabilities for losses and loss adjustment expenses, net of reinsurance					$	[***]

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0015 -

Ms. Westbrook
Ms. Jaskot	Page 16
August 14, 2017

Casualty reinsurance - Excess of Loss ($000’s except claim amount)
Incurred losses and allocated loss adjustment expenses, net of reinsurance							December 31, 2016
Year ended December 31,
	2014		2015				Total of IBNR liabilities plus expected development on reported claims
Accident year	unaudited		unaudited		2016
2014	$	[***]	$	[***]	$	[***]	$ [***]
2015				[***]		[***]	[***]
2016						[***]	[***]
				Total	$	[***]

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$	[***]	$	[***]	$	[***]
2015				[***]		[***]
2016						[***]
				Total		[***]
Liabilities for losses and loss adjustment expenses, net of reinsurance					$	[***]

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0016 -

Ms. Westbrook
Ms. Jaskot	Page 17
August 14, 2017

Other specialty reinsurance - Multiline - Non casualty oriented ($000’s except claim amount)
Incurred losses and allocated loss adjustment expenses, net of reinsurance							December 31, 2016
Year ended December 31,
	2014		2015				Total of IBNR liabilities plus expected development on reported claims
Accident year	unaudited		unaudited		2016
2014	$	[***]	$	[***]	$	[***]	$ [***]
2015				[***]		[***]	[***]
2016						[***]	[***]
				Total	$	[***]

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$	[***]	$	[***]	$	[***]
2015				[***]		[***]
2016						[***]
				Total		[***]
Liabilities for losses and loss adjustment expenses, net of reinsurance					$	[***]

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0017 -

Ms. Westbrook
Ms. Jaskot	Page 18
August 14, 2017

Other specialty reinsurance - Mortgage ($000’s except claim amount)
Incurred losses and allocated loss adjustment expenses, net of reinsurance							December 31, 2016
Year ended December 31,
	2014		2015				Total of IBNR liabilities plus expected development on reported claims
Accident year	unaudited		unaudited		2016
2014	$	[***]	$	[***]	$	[***]	$ [***]
2015				[***]		[***]	[***]
2016						[***]	[***]
				Total	$	[***]

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$	[***]	$	[***]	$	[***]
2015				[***]		[***]
2016						[***]
				Total		[***]
Liabilities for losses and loss adjustment expenses, net of reinsurance					$	[***]

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0018 -

Ms. Westbrook
Ms. Jaskot	Page 19
August 14, 2017

Other specialty reinsurance - All other ($000’s except claim amount)
Incurred losses and allocated loss adjustment expenses, net of reinsurance							December 31, 2016
Year ended December 31,
	2014		2015				Total of IBNR liabilities plus expected development on reported claims
Accident year	unaudited		unaudited		2016
2014	$	[***]	$	[***]	$	[***]	$ [***]
2015				[***]		[***]	[***]
2016						[***]	[***]
				Total	$	[***]

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$	[***]	$	[***]	$	[***]
2015				[***]		[***]
2016						[***]
				Total		[***]
Liabilities for losses and loss adjustment expenses, net of reinsurance					$	[***]
Finally, with respect to the Staff’s comment regarding the level of aggregation for its short duration loss development tables, the Company believes that it has presented its financial reporting data at a level of aggregation and in a manner that allows readers to understand the amount, timing, and uncertainty of cash flows arising from the liabilities.  Similarly, the Company does not believe that useful information is omitted or obscured.
Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0019 -

Ms. Westbrook
Ms. Jaskot	Page 20
August 14, 2017

cc:     Securities and Exchange Commission
Keira Nakada
Kevin Vaughn

Watford Holdings Ltd.
John F. Rathgeber

Clifford Chance US LLP
Gary D. Boss

Davis Polk & Wardwell LLP
Richard D. Truesdell, Jr.
Shane Tintle

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0020 -

Annex A

WATFORD HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	(Unaudited)
	March 31, 2017	December 31, 2016
Assets
Investments:
Term loans, at fair value (Amortized cost: $727,650 and $804,521)	$737,286	$813,621
Fixed maturities, at fair value (Amortized cost: $704,234 and $745,148)	703,959	733,133
Short-term investments, at fair value (Amortized cost: $571,849 and $374,269) (1)	571,811	374,480
Other investments, at fair value (Amortized cost: $28,000 and NIL) (1)	28,000	—
Equity securities, at fair value (Amortized cost: $2,253 and $1,274)	3,042	2,315
Total investments	2,044,098	1,923,549
Cash and cash equivalents	47,566	74,893
Accrued investment income	14,066	17,017
Premiums receivable (1)	196,866	189,911
Reinsurance recoverable on unpaid and paid losses and loss adjustment expenses (1)	25,673	24,420
Prepaid reinsurance premiums (1)	16,383	12,145
Deferred acquisition costs, net (1)	93,227	86,379
Receivable for securities sold	19,235	1,326
Intangible assets	7,650	7,650
Funds held by reinsurers	34,392	27,341
Contingent commissions	7,312	12,096
Other assets	6,999	6,023
Total assets	$2,513,467	$2,382,750
Liabilities
Reserve for losses and loss adjustment expenses (1)	$566,175	$510,809
Unearned premiums (1)	319,677	293,480
Reinsurance balances payable (1)	15,171	12,289
Payable for securities purchased	81,216	42,922
Payable for securities sold short	59,430	33,157
Revolving credit agreement borrowings	234,961	258,861
Amounts due to affiliates (1)	3,456	3,319
Losses payable (1)	23,607	17,795
Investment management and performance fees payable	8,573	27,942
Other liabilities	5,132	4,552
Total liabilities	1,317,398	1,205,126
Commitments and Contingencies

Annex A-1

Contingently redeemable preferred shares	220,344	220,253
Shareholders’ equity
Common shares ($0.01 par; shares authorized, issued and outstanding: 22,682,875)	227	227
Additional paid-in capital	895,386	895,386
Retained earnings (deficit)	80,478	62,133
Accumulated other comprehensive income (loss)	(366)	(375)
Total Shareholders’ Equity	975,725	957,371
Total Liabilities, Contingently Redeemable Preferred Shares and Shareholders’ Equity	$2,513,467	$2,382,750
(1) See Note 11, “Transactions with related parties” for disclosure of related party amounts.

Annex A-2

WATFORD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(U.S. dollars in thousands, except share data)

	(Unaudited)
	Three Months Ended March 31,
	2017	2016
Revenues
Gross premiums written (1)	$154,120	$148,606
Gross premiums ceded (1)	(10,434)	(4,472)
Net premiums written (1)	143,686	144,134
Change in unearned premiums (1)	(21,689)	(28,617)
Net premiums earned (1)	121,997	115,517
Other underwriting income (loss)	816	929
Net interest income (1)	22,037	22,186
Realized and unrealized gain (loss) on investments	6,852	4,927
Investment performance fees (1)	(4,068)	(2,656)
Total revenues	147,634	140,903

Expenses
Loss and loss adjustment expenses (1)	(85,410)	(79,113)
Acquisition expenses (1)	(34,717)	(33,838)
General and administrative expenses (1)	(4,981)	(4,439)
Net foreign exchange gains (losses)	726	(351)
Total expenses	(124,382)	(117,741)
Income (loss) before income taxes	23,252	23,162
Income tax expense	—	—
Net income (loss) before preferred dividends	23,252	23,162
Preferred dividends	(4,907)	(4,908)
Net income (loss) available to common shareholders	$18,345	$18,254

Other comprehensive income (loss)
Net foreign currency translation gain (loss)	9	(178)
Total comprehensive income (loss)	$18,354	$18,076

Earnings (loss) per share:
Basic and diluted	$0.81	$0.80
Weighted average number of ordinary shares used in the determination of earnings per share:
Basic and diluted	22,682,875	22,682,875
(1) See Note 11, “Transactions with related parties” for disclosure of related party amounts.

Annex A-3

6. Investment information
The following table summarizes the fair value of the Company’s securities held as at March 31, 2017 and December 31, 2016 for which the fair value option was elected:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2017	($ in thousands)
Term loan investments	$727,650	$19,071	$(9,435)	$737,286
Fixed maturities:
Corporate bonds	463,185	17,938	(19,278)	461,845
U.S. government and government agency bonds	207,426	111	(752)	206,785
Asset-backed securities	14,765	1,447	(14)	16,198
Non-U.S. government and government agency bonds	15,304	270	—	15,574
Municipal government and government agency bonds	3,554	16	(13)	3,557
Short term investments	571,849	—	(38)	571,811
Other investments	28,000	—	—	28,000
Equities	2,253	886	(97)	3,042
Total	$2,033,986	$39,739	$(29,627)	$2,044,098

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016	($ in thousands)
Term loan investments	$804,521	$21,895	$(12,795)	$813,621
Fixed maturities:
Corporate bonds	494,639	19,741	(28,278)	486,102
U.S. government and government agency bonds	199,262	50	(2,370)	196,942
Asset-backed securities	31,547	227	(1,450)	30,324
Non-U.S. government and government agency bonds	15,363	89	—	15,452
Municipal government and government agency bonds	4,337	8	(32)	4,313
Short term investments	374,269	222	(11)	374,480
Equities	1,274	1,041	—	2,315
Total	$1,925,212	$43,273	$(44,936)	$1,923,549

Annex A-4

The amortized cost and fair value of our investments, excluding equities and other investments, are summarized by contractual maturity as of March 31, 2017 and December 31, 2016 were as follows:

	March 31, 2017
	Amortized Cost	Estimated Fair Value	% of Fair Value
	($ in thousands)
Due in one year or less	$658,975	$657,720	32.7%
Due after one year through five years	842,384	858,967	42.7%
Due after five years through ten years	486,903	479,455	23.8%
Due after ten years	706	714	—%
Asset-backed securities	14,765	16,198	0.8%
Total	$2,003,733	$2,013,054	100.0%

	December 31, 2016
	Amortized Cost	Estimated Fair Value	% of Fair Value
	($ in thousands)
Due in one year or less	$447,137	$446,743	23.3%
Due after one year through five years	900,587	909,235	47.3%
Due after five years through ten years	543,407	533,666	27.8%
Due after ten years	1,260	1,266	0.1%
Asset-backed securities	31,547	30,324	1.5%
Total	$1,923,938	$1,921,234	100.0%

Annex A-5

The table below summarizes the credit quality of our total investments as of March 31, 2017 and December 31, 2016, as rated by Standard & Poor’s Financial Services, LLC, or Standard & Poor’s, Moody’s Investors Service, or Moody’s, or Fitch Ratings Inc., or Fitch, as applicable:

	March 31, 2017		December 31, 2016
	Fair Value (1)	% of Total	Fair Value (1)	% of Total
	($ in thousands)
U.S. government and government agencies	$206,785	10.1%	$196,942	10.2%
A+ and above	121,864	6.0%	26,037	1.4%
A	4,246	0.2%	2,692	0.1%
A-	270,794	13.2%	109,860	5.7%
BBB+	202,423	9.9%	263,215	13.7%
BBB	12,314	0.6%	—	—%
BBB-	16,978	0.8%	27,250	1.4%
BB+	—	—%	11,571	0.6%
BB	64,116	3.1%	74,086	3.9%
BB-	82,892	4.1%	90,551	4.7%
B+	76,663	3.8%	103,313	5.4%
B	115,308	5.6%	136,489	7.1%
B-	218,210	10.7%	192,074	10.0%
CCC+	242,247	11.9%	281,250	14.6%
CCC	155,915	7.6%	187,715	9.8%
CCC-	17,455	0.9%	20,463	1.1%
CC	18,596	0.9%	—	—%
D	9,843	0.5%	9,733	0.5%
Not rated	207,449	10.1%	190,308	9.8%
Total	$2,044,098	100.0%	$1,923,549	100.0%
Fair value option
The Company elected to carry all fixed maturity securities and other Investments at fair value under the fair value option afforded by accounting guidance regarding the fair value option for financial assets and liabilities. Changes in fair value of investments accounted for using the fair value option are included in “realized and unrealized gain (loss) on investments” in the consolidated statements of income (loss). The Company elected to use this option because we do not necessarily hold our investments to maturity and in order to address simplification and cost-benefit considerations.
During 2017, the Company invested $28.0 million in a private fund (“Master Fund”) as part of HPS’ investment strategy. HPS acts as the General Partner and provide certain administrative management services to the Master Fund. The Master Fund invests in a diversified portfolio of corporate and sovereign bonds and credit default swaps. Redemptions are permitted on a quarterly basis, with a calendar quarter’s written notice. The Master Fund is reported at fair value in “Other Investments” in the consolidated balance sheet. Changes in fair value are included in “realized and unrealized gain (loss) on investments” in the consolidated statements of income (loss). See Note 11, “Transactions with related parties” for further details.

Annex A-6

Net investment income
The components of net investment income for the three months ended March 31, 2017 and 2016 were derived from the following sources:

	Three months ended March 31, 2017
	Net Interest Income	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Investment Income
Net investment income (loss) by asset class:	($ in thousands)
Term loan investments	$18,057	$505	$(1,961)	$16,601
Fixed maturities	11,612	11,140	(860)	21,892
Short term investments	317	(238)	(1,482)	(1,403)
Equities	—	(252)	—	(252)
Cash and cash equivalents	285	—	—	285
Investment management fees	(5,314)	—	—	(5,314)
Other investment expenses	(2,920)	—	—	(2,920)
Investment performance fees	—	—	—	(4,068)
	$22,037	$11,155	$(4,303)	$24,821

	Three months ended March 31, 2016
	Net Interest Income	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Investment Income
Net investment income (loss) by asset class:	($ in thousands)
Term loan investments	$15,007	$6,171	$(384)	$20,794
Fixed maturities	14,661	2,557	(2,896)	14,322
Short term investments	197	(1,043)	522	(324)
Cash and cash equivalents	70	—		70
Investment management fees	(4,269)	—	—	(4,269)
Other investment expenses	(3,480)	—	—	(3,480)
Investment performance fees	—	—	—	(2,656)
	$22,186	$7,685	$(2,758)	$24,457
Pledged and restricted assets
For certain ACGL entities and third-party ceding companies, the Company maintains assets in trust accounts as collateral and letters of credit backed by cash and/or investments. See Note 12, “Commitments and contingencies” - Letter of credit and revolving credit facilities” for further details. As at March 31, 2017 and December 31, 2016, the Company held $574.3 million and $547.9 million, respectively, in assets used for collateral in trusts. As at March 31, 2017 and December 31, 2016, the Company held $67.6 million and $65.9 million, respectively, in restricted assets as collateral for outstanding letters of credit issued from the Lloyds facility. All the assets held are included in investments accounted for using the fair value option.

Annex A-7

The following table summarizes the fair value of the assets used for collateral or guarantees as at March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Assets used for collateral or guarantees:	($ in thousands)
Short term investments	$340,938	$275,391
U.S. government and government agency bonds	193,280	192,053
Corporate bonds	107,719	146,352
Total fair value of assets held for collateral or guarantees	$641,937	$613,796
The Company is required to maintain assets on deposit, which primarily consist of fixed maturities, with various regulatory authorities to support its insurance and reinsurance operations. The Company’s operating subsidiaries maintain assets in trust accounts as collateral for underwriting transactions with affiliated companies and also have investments in segregated portfolios primarily to provide collateral or guarantees for letters of credit to third parties. The following table details the value of the Company’s restricted assets for March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Restricted assets:
Affiliated transactions	$380,866	$358,559
Third party agreements	255,887	248,686
Deposits with U.S. regulatory authorities	5,184	6,551
Total fair value of assets held for collateral or guarantees	$641,937	$613,796

11. Transactions with related parties
In March 2014, ARL invested $100.0 million in the Parent and acquired approximately 11% of its common equity. AUL acts as the insurance and reinsurance manager for Watford Re and WICE while AUI acts as the insurance and reinsurance manager for WSIC and WIC, all under separate long-term services agreements. HPS manages the Company’s non-investment grade portfolio as investment manager and AIM manages the Company’s investment grade portfolio as investment manager, each under separate long-term services agreements. ARL and HPS were granted warrants to purchase additional common equity based on performance criteria. In recognition of the sizable ownership interest, two senior executives of ACGL were appointed to our board of directors. The services agreements with AUL and AUI and the investment management agreements with HPS and AIM provide for services for an extended period of time with limited termination rights by the Company. In addition, these agreements allow for AUL, AUI, HPS and AIM to participate in the favorable results of the Company in the form of performance fees.
AUL and AUI
Watford Re and WICE entered into services agreements with AUL. WSIC and WIC entered into services agreements with AUI. AUL and AUI provide services related to the management of the underwriting portfolio for an initial term ending December 2020. The services agreements perpetually renew automatically in five-year increments unless either we or Arch gives notice to not renew at least 24 months before the end of the then-current term. As part of the services agreements, AUL and AUI make available to the Companies, on a non-exclusive basis, certain designated employees who serve as officers of the Companies and underwrite business on behalf of the Companies (the “Designated Employees”). AUL and AUI also provide portfolio management, Designated Employee supervision, exposure modeling, loss reserve recommendations, claims-

Annex A-8

handling, accounting and other related services as part of the services agreements. In return for their services, AUL and AUI receive fees from the Companies, including an underwriting fee and profit commission, as well as reimbursement for the services of the Designated Employees and reimbursements for an allocated portion of the expenses related to seconded employees, plus other expenses incurred on behalf of the Company.
The related AUL and AUI fees and reimbursements incurred in the consolidated statement of income (loss) for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Consolidated statement of income (loss) items:	($ in thousands)
Acquisition expenses	$2,209	$1,441
General and administrative expenses	1,103	1,295
HPS
In return for its investment services, HPS receives a management fee, a performance fee and allocated operating expenses. The management fee is calculated at an annual rate of 1.5% of the aggregate net asset value of the assets that are managed by HPS, payable quarterly in arrears. For purposes of calculating the management fees, net asset value is determined by HPS in accordance with the investment management agreements and is measured before reduction for any management fees, performance fees or any expense reimbursement and as adjusted for any non-routine intra-month withdrawals. We have also agreed to reimburse HPS for certain expenses related to the management of our non-investment grade portfolio as set forth in the investment management agreements.
The performance fee is equal to 15% of Income (as defined in such investment management agreements relating to Watford Re, WICE and Watford Trust) or Aggregate Income (as defined in such investment management agreements relating to WSIC and WIC), as applicable, if any, on the assets managed by HPS, calculated and payable as of each fiscal year-end and the date on which the investment management agreements are terminated and not renewed. No performance fees will be paid to HPS if the high water mark is not met. For more information regarding the calculation of these fees, see “Certain relationships and related party transactions-Agreements with HPS-Investment management agreements with HPS”.
During the three months ended March 31, 2017, the Company invested $28.0 million in a private fund (“Master Fund”) as part of HPS’ investment strategy. HPS acts as the General Partner and provides certain administrative management services to the Master Fund. As at March 31, 2017, the Master Fund balance was $144.1 million, and the Company’s investment represents approximately 19.5% of the Fund. The management fees and performance fees on the Master Fund will be subject to the existing fee structure of the existing investment management agreement between the Company and HPS, as discussed above.
The related consolidated statement of income (loss) for the three months ended March 31, 2017 and 2016, and consolidated balance sheet account balances for HPS management fees and performance fees as of March 31, 2017 and December 31, 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Consolidated statement of income (loss) items:	($ in thousands)
Net interest income	$(4,532)	$(3,795)
Investment performance fees	(4,068)	(2,656)

Annex A-9

	March 31, 2017	December 31, 2016
Consolidated balance sheet items:	($ in thousands)
Other investments, at fair value (Amortized cost: $28,000 and NIL)	$28,000	$—
AIM
Watford Re, WSIC, WICE, and WIC entered into investment management agreements with AIM pursuant to which AIM manages our investment grade portfolio. Each of the Watford Re, WICE, WSIC and WIC investment management agreements with AIM has a one-year term, which terms end on March 31, 2018, July 31, 2017, January 31, 2018 and July 31, 2017, respectively. Thereafter, the terms will continue to renew for successive one-year periods; provided, however, that either the Company or AIM may terminate any of the investment management agreements with AIM at any time upon 45 days prior written notice. To date, there has been no such notice filed on such agreements.
In return for its investment services, AIM receives monthly asset management fees. The related consolidated statement of income (loss) for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Consolidated statement of income (loss) items:	($ in thousands)
Net interest income	$99	$—
ACGL
Certain directors and executive officers of ACGL along with HPS principals and management own common and preference shares of the Company.
The Company reinsures ARL and other ACGL subsidiaries and affiliates for property and casualty risks on a quota share basis. The related consolidated statement of income (loss) for the three months ended March 31, 2017 and 2016 and consolidated balance sheets account balances for these transactions as of March 31, 2017 and December 31, 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Consolidated statement of income (loss) items:	($ in thousands)
Gross premiums written	$94,912	$98,604
Premiums ceded	8,146	3,184
Net premiums earned	72,017	76,425
Losses and loss adjustment expenses	46,253	49,645
Acquisition expenses	24,908	25,739

Annex A-10

	March 31, 2017	December 31, 2016
Consolidated balance sheet items:	($ in thousands)
Pledged cash and investments	380,866	358,559
Premiums receivable	139,699	137,252
Reinsurance recoverable on unpaid and paid losses and loss adjustment expenses	18,493	18,059
Prepaid reinsurance premiums	12,578	8,763
Deferred acquisition costs, net	75,781	71,804
Reserve for losses and loss adjustment expenses	389,481	358,237
Unearned premiums	223,062	204,516
Reinsurance balances payable	12,615	10,352
Amounts due to affiliates	3,456	3,319
Losses payable	19,963	15,092

Annex A-11

WATFORD HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31,
	2016	2015	2014
Assets
Investments:
Term loans, at fair value (Amortized cost: $804,521, $813,867 and $674,142)	$813,621	$762,162	$661,634
Fixed maturities, at fair value (Amortized cost: $745,148, $629,220 and $270,626)	733,133	569,022	256,822
Short-term investments, at fair value (Amortized cost ($374,269, $351,547 and $278,963) (1)	374,480	351,547	277,574
Equity securities, at fair value (Amortized cost: $1,274, NIL and NIL)	2,315	—	—
Total investments	1,923,549	1,682,731	1,196,030
Cash and cash equivalents	74,893	108,550	11,455
Accrued investment income	17,017	19,249	8,537
Premiums receivable (1)	189,911	162,263	140,859
Reinsurance recoverable on unpaid and paid losses and loss adjustment expenses (1)	24,420	14,135	3,431
Prepaid reinsurance premiums (1)	12,145	11,129	9,035
Deferred acquisition costs, net (1)	86,379	75,443	49,529
Receivable for securities sold	1,326	34,095	63,110
Intangible assets	7,650	—	—
Funds held by reinsurers	27,341	133	—
Contingent commissions	12,096	5,854	304
Other assets	6,023	8,856	2,782
Total assets	$2,382,750	$2,122,438	$1,485,072
Liabilities
Reserve for losses and loss adjustment expenses (1)	$510,809	$290,997	$66,328
Unearned premiums (1)	293,480	249,980	180,014
Reinsurance balances payable (1)	12,289	14,112	10,225
Payable for securities purchased	42,922	33,062	80,551
Payable for securities sold short	33,157	30,583	1,850
Revolving credit agreement borrowings	258,861	435,278	52,398
Amounts due to affiliates (1)	3,319	2,590	1,673
Losses payable (1)	17,795	7,718	2,140
Investment management and performance fees payable	27,942	3,901	3,833
Other liabilities	4,552	3,987	2,204
Total liabilities	1,205,126	1,072,208	401,216
Commitments and Contingencies
Contingently redeemable preferred shares	220,253	219,882	219,512
Shareholders’ equity
Common shares ($0.01 par; shares authorized, issued and outstanding: 22,682,875)	227	227	227
Additional paid-in capital	895,386	895,386	895,386
Retained earnings (deficit)	62,133	(64,967)	(31,269)
Accumulated other comprehensive income (loss)	(375)	(298)	—
Total Shareholders’ Equity	957,371	830,348	864,344
Total Liabilities, Contingently Redeemable Preferred Shares and Shareholders’ Equity	$2,382,750	$2,122,438	$1,485,072
(1) See Note 14, “Transactions with related parties” for disclosure of related party amounts.

Annex A-12

WATFORD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(U.S. dollars in thousands, except share data)

	Year Ended December 31,
	2016	2015	2014
Revenues
Gross premiums written (1)	$535,094	$488,899	$288,627
Gross premiums ceded (1)	(21,306)	(22,940)	(14,171)
Net premiums written (1)	513,788	465,959	274,456
Change in unearned premiums (1)	(45,818)	(68,107)	(170,979)
Net premiums earned (1)	467,970	397,852	103,477
Other underwriting income (loss)	3,746	4,468	—
Net interest income (1)	89,818	72,858	18,249
Realized and unrealized gain (loss) on investments	80,643	(81,337)	(27,630)
Investment performance fees (1)	(24,065)	—	—
Total revenues	618,112	393,841	94,096

Expenses
Loss and loss adjustment expenses (1)	(321,581)	(277,659)	(70,173)
Acquisition expenses (1)	(136,733)	(116,441)	(30,116)
General and administrative expenses (1)	(17,956)	(11,929)	(8,597)
Net foreign exchange gains (losses)	4,893	(1,877)	(1,752)
Total expenses	(471,377)	(407,906)	(110,638)
Income (loss) before income taxes	146,735	(14,065)	(16,542)
Income tax expense	(1)	—	—
Net income (loss) before preferred dividends	146,734	(14,065)	(16,542)
Preferred dividends	(19,634)	(19,633)	(14,727)
Net income (loss) available to common shareholders	$127,100	$(33,698)	$(31,269)

Other comprehensive income (loss)
Net foreign currency translation gain (loss)	(77)	(298)	—
Total comprehensive income (loss)	$127,023	$(33,996)	$(31,269)

Earnings (loss) per share:
Basic and diluted	$5.60	$(1.49)	$(1.38)
Weighted average number of ordinary shares used in the determination of earnings per share:
Basic and diluted	22,682,875	22,682,875	22,682,875
(1) See Note 14, “Transactions with related parties” for disclosure of related party amounts.

Annex A-13

8. Investment information
The following table summarizes the fair value of the Company’s securities held as at December 31, 2016, 2015 and 2014, for which the fair value option was elected:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016	($ in thousands)
Term loan investments	$804,521	$21,895	$(12,795)	$813,621
Fixed maturities:
Corporate bonds	494,639	19,741	(28,278)	486,102
U.S. government and government agency bonds	199,262	50	(2,370)	196,942
Asset-backed securities	31,547	227	(1,450)	30,324
Non-U.S. government and government agency bonds	15,363	89	—	15,452
Municipal government and government agency bonds	4,337	8	(32)	4,313
Short term investments	374,269	222	(11)	374,480
Equities	1,274	1,041	—	2,315
Total	$1,925,212	$43,273	$(44,936)	$1,923,549

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2015	($ in thousands)
Term loan investments	$813,867	$617	$(52,322)	$762,162
Fixed maturities:
Corporate bonds	588,942	3,349	(55,523)	536,768
Asset-backed securities	28,966	—	(3,522)	25,444
Non-U.S. government and government agency bonds	11,197	—	(4,501)	6,696
U.S. government and government agency bonds	115	—	(1)	114
Short term investments	351,547	—	—	351,547
Total	$1,794,634	$3,966	$(115,869)	$1,682,731

Annex A-14

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2014	($ in thousands)
Term loan investments	$674,142	$2,211	$(14,719)	$661,634
Fixed Maturities:
Corporate bonds	239,398	900	(11,973)	228,325
Asset-backed securities	25,269	—	(947)	24,322
Non-U.S. government and government agency bonds	5,959	—	(1,784)	4,175
Short term investments	278,963	—	(1,389)	277,574
Total	$1,223,731	$3,111	$(30,812)	$1,196,030
The amortized cost and fair value of our investments, excluding Equities, summarized by contractual maturity as of December 31, 2016, 2015 and 2014 were as follows:

	December 31, 2016
	Amortized Cost	Estimated Fair Value	% of Fair Value
	($ in thousands)
Due in one year or less	$447,137	$446,743	23.3%
Due after one year through five years	900,587	909,235	47.3%
Due after five years through ten years	543,407	533,666	27.8%
Due after ten years	1,260	1,266	0.1%
Asset-backed securities	31,547	30,324	1.5%
Total	$1,923,938	$1,921,234	100.0%

	December 31, 2015
	Amortized Cost	Estimated Fair Value	% of Fair Value
	($ in thousands)
Due in one year or less	$356,216	$354,448	21.1%
Due after one year through five years	547,716	508,645	30.2%
Due after five years through ten years	856,548	790,666	47.0%
Due after ten years	5,188	3,528	0.2%
Asset-backed securities	28,966	25,444	1.5%
Total	$1,794,634	$1,682,731	100.0%

Annex A-15

	December 31, 2014
	Amortized Cost	Estimated Fair Value	% of Fair Value
	($ in thousands)
Due in one year or less	$278,963	$277,573	23.3%
Due after one year through five years	281,248	272,755	22.8%
Due after five years through ten years	629,632	613,719	51.3%
Due after ten years	8,619	7,661	0.6%
Asset-backed securities	25,269	24,322	2.0%
Total	$1,223,731	$1,196,030	100.1%
The table below summarizes the credit quality of our total investments as of December 31, 2016, 2015 and 2014, as rated by Standard & Poor’s Financial Services, LLC, or Standard & Poor’s, Moody’s Investors Service, or Moody’s, or Fitch Ratings Inc., or Fitch, as applicable:

	December 31,
	2016		2015		2014
	Fair Value (1)	% of Total	Fair Value (1)	% of Total	Fair Value (1)	% of Total
	($ in thousands)
U.S. government and government agencies	$196,942	10.2%	$114	—%	$—	—%
A+ and above	26,037	1.4%	—	—%	—	—%
A	2,692	0.1%	—	—%	—	—%
A-	109,860	5.7%	—	—%	—	—%
BBB+	263,215	13.7%	351,547	20.9%	270,359	22.6%
BBB	—	—%	19,516	1.2%	—	—%
BBB-	27,250	1.4%	—	—%	—	—%
BB+	11,571	0.6%	—	—%	9,538	0.8%
BB	74,086	3.9%	13,698	0.8%	33,883	2.8%
BB-	90,551	4.7%	140,179	8.3%	99,440	8.3%
B+	103,313	5.4%	166,917	9.9%	135,763	11.4%
B	136,489	7.1%	268,784	16.0%	254,176	21.3%
B-	192,074	10.0%	254,413	15.1%	86,944	7.3%
CCC+	281,250	14.6%	255,755	15.2%	165,881	13.9%
CCC	187,715	9.8%	90,179	5.4%	16,668	1.4%
CCC-	20,463	1.1%	5,452	0.3%	9,702	0.8%
CC	—	—%	—	—%	—	—%
D	9,733	0.5%	325	—%	—	—%
Not rated	190,308	9.9%	115,852	6.9%	113,676	9.4%
Total	$1,923,549	100.0%	$1,682,731	100.0%	$1,196,030	100.0%
Fair value option
The Company elected to carry all fixed maturity securities and other investments at fair value under the fair value option afforded by accounting guidance regarding the fair value option for financial assets and liabilities. Changes in fair value of investments accounted for using the fair value option

Annex A-16

are included in “realized and unrealized gain (loss) on investments” in the consolidated statements of income (loss). The Company elected to use this option because we do not necessarily hold our investments to maturity and in order to address simplification and cost-benefit considerations.
Net investment income
The components of net investment income for the years ended December 31, 2016, 2015 and 2014 were derived from the following sources:

	Year Ended December 31, 2016
	Net Interest Income	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Investment Income
Net investment income (loss) by asset class:	($ in thousands)
Term loan investments	$66,018	$60,825	$(15,298)	$111,545
Fixed maturities	53,192	41,982	(1,422)	93,752
Short term investments	2,441	1,278	(7,763)	(4,044)
Equities	—	1,041	—	1,041
Cash and cash equivalents	727	—	—	727
Investment management fees	(19,554)	—	—	(19,554)
Other investment expenses	(13,006)	—	—	(13,006)
Investment performance fees	—	—	—	(24,065)
	$89,818	$105,126	$(24,483)	$146,396

	Year Ended December 31, 2015
	Net Interest Income	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Investment Income
Net investment income (loss) by asset class	($ in thousands)
Term loan investments	$51,830	$(40,823)	$2,341	$13,348
Fixed maturities	42,609	(43,195)	(477)	(1,063)
Short term investments	94	928	(111)	911
Cash and cash equivalents	86	—	—	86
Investment management fees	(17,405)	—	—	(17,405)
Other investment expenses	(4,356)	—	—	(4,356)
	$72,858	$(83,090)	$1,753	$(8,479)

Annex A-17

	Year Ended December 31, 2014
	Net Interest Income	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Investment Income
Net investment income (loss) by asset class	($ in thousands)
Term loan investments	$18,419	$(12,510)	$(508)	$5,401
Fixed maturities	7,832	(13,821)	(4,144)	(10,133)
Short term investments	984	4,051	(698)	$4,337
Cash and cash equivalents	66	—		$66
Investment management fees	(9,052)	—	—	$(9,052)
	$18,249	$(22,280)	$(5,350)	$(9,381)
Pledged and restricted assets
For certain ACGL entities and third-party ceding companies, the Company maintains assets in trust accounts as collateral and letters of credit backed by cash and/or investments. See Note 15, “Commitments and contingencies” - “Letter of credit and revolving credit facilities” for further details. As at December 31, 2016, 2015 and 2014, the Company held $547.9 million, $316.5 million and $88.1 million, respectively, in assets used for collateral in trusts. As at December 31, 2016, 2015 and 2014, the Company held $65.9 million, $65.6 million and $26.0 million, respectively, in restricted assets as collateral for outstanding letters of credit from the Bank of America revolving credit facility. All the assets held are included in investments accounted for using the fair value option.
The following table summarizes the fair value of the assets used for collateral or guarantees as at December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
Assets used for collateral or guarantees:	($ in thousands)
Short term investments	$275,391	$266,032	$114,065
U.S. government and government agency bonds	192,053	114	—
Corporate bonds	146,352	115,944	—
Total fair value of assets held for collateral or guarantees	$613,796	$382,090	$114,065
The Company is required to maintain assets on deposit, which primarily consist of fixed maturities, with various regulatory authorities to support its insurance and reinsurance operations. The Company’s operating subsidiaries maintain assets in trust accounts as collateral for underwriting transactions with affiliated companies and also have investments in segregated portfolios primarily to provide collateral or guarantees for letters of credit to third parties. The following table details the value of the Company’s restricted assets for December 31, 2016, 2015 and 2014:

Annex A-18

	December 31,
	2016	2015	2014
Restricted assets:
Affiliated transactions	$358,559	$274,913	$98,274
Third party agreements	248,686	107,063	15,791
Deposits with U.S. regulatory authorities	6,551	114	—
Total fair value of assets held for collateral or guarantees	$613,796	$382,090	$114,065

Annex A-19

14. Transactions with related parties
In March 2014, ARL invested $100.0 million in the Parent and acquired approximately 11% of its common equity. AUL acts as the insurance and reinsurance manager for Watford Re and WICE while AUI acts as the insurance and reinsurance manager for WSIC and WIC, all under separate long-term services agreements. HPS manages the Company’s non-investment grade portfolio as investment manager and AIM manages the Company’s investment grade portfolio as investment manager, each under separate long-term services agreements. ARL and HPS were granted warrants to purchase additional common equity based on performance criteria. In recognition of the sizable ownership interest, two senior executives of ACGL were appointed to our board of directors. The services agreements with AUL and AUI and the investment management agreements with HPS and AIM provide for services for an extended period of time with limited termination rights by the Company. In addition, these agreements allow for AUL, AUI, HPS and AIM to participate in the favorable results of the Company in the form of performance fees.
AUL and AUI
Watford Re and WICE entered into services agreements with AUL. WSIC and WIC entered into services agreements with AUI. AUL and AUI provide services related to the management of the underwriting portfolio for an initial term ending December 2020. The services agreements perpetually renew automatically in five-year increments unless either we or Arch gives notice to not renew at least 24 months before the end of the then-current term. As part of the services agreements, AUL and AUI make available to the Companies, on a non-exclusive basis, certain designated employees who serve as officers of the Companies and underwrite business on behalf of the Companies (the “Designated Employees”). AUL and AUI also provide portfolio management, Designated Employee supervision, exposure modeling, loss reserve recommendations, claims-handling, accounting and other related services as part of the services agreements. In return for their services, AUL and AUI receive fees from the Companies, including an underwriting fee and profit commission, as well as reimbursement for the services of the Designated Employees and reimbursements for an allocated portion of the expenses related to seconded employees, plus other expenses incurred on behalf of the Company.
The related AUL and AUI fees and reimbursements incurred in the consolidated statement of income (loss) for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31,
	2016	2015	2014
Consolidated statement of income (loss) items:	($ in thousands)
Acquisition expenses	7,207	2,990	—
General and administrative expenses	5,685	2,991	1,673

HPS
In return for its investment services, HPS receives a management fee, a performance fee and allocated operating expenses. The management fee is calculated at an annual rate of 1.5% of the aggregate net asset value of the assets that are managed by HPS, payable quarterly in arrears. For purposes of calculating the management fees, net asset value is determined by HPS in accordance with the investment management agreements and is measured before reduction for any management fees, performance fees or any expense reimbursement and as adjusted for any non-routine intra-month withdrawals. We have also agreed to reimburse HPS for certain expenses related to the management of our non-investment grade portfolio as set forth in the investment management agreements.

Annex A-20

The performance fee is equal to 15% of Income (as defined in such investment management agreements relating to Watford Re, WICE and Watford Trust) or Aggregate Income (as defined in such investment management agreements relating to WSIC and WIC), as applicable, if any, on the assets managed by HPS, calculated and payable as of each fiscal year-end and the date on which the investment management agreements are terminated and not renewed. No performance fees will be paid to HPS if the high water mark is not met. For more information regarding the calculation of these fees, see “Certain relationships and related party transactions-Agreements with HPS-Investment management agreements with HPS.”
The related consolidated statement of income (loss) for the years ended December 31, 2016, 2015 and 2014, and consolidated balance sheet account balances for HPS management fees and performance fees as of December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31,
	2016	2015	2014
Consolidated statement of income (loss) items:	($ in thousands)
Net interest income	16,159	16,023	8,870
Investment performance fees	24,272	—	—
AIM
Watford Re, WSIC, WICE, and WIC entered into investment management agreements with AIM pursuant to which AIM manages our investment grade portfolio. Each of the Watford Re, WICE, WSIC and WIC investment management agreements with AIM has a one-year term, which terms end on March 31, 2018, July 31, 2017, January 31, 2018 and July 31, 2017, respectively. Thereafter, the terms will continue to renew for successive one-year periods; provided, however, that either the Company or AIM may terminate any of the investment management agreements with AIM at any time upon 45 days prior written notice. To date, there has been no such notice filed on such agreements.
In return for its investment services, AIM receives monthly asset management fees. There was no agreement in place for years ended December 31, 2015 and 2014 and therefore no asset management fees were incurred. The related consolidated statement of income (loss) for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31,
	2016	2015	2014
Consolidated statement of income (loss) items:	($ in thousands)
Net interest income	236	—	—

ACGL
Certain directors and executive officers of ACGL along with HPS principals and management own common and preference shares of the Company.

Annex A-21

The Company reinsures ARL and other ACGL subsidiaries and affiliates for property and casualty risks on a quota share basis. The related consolidated statement of income (loss) and consolidated balance sheets account balances for these transactions for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31,
	2016	2015	2014
Consolidated statement of income (loss) items:	($ in thousands)
Gross premiums written	$338,937	$326,634	$194,564
Premiums ceded	13,817	22,073	14,117
Net premiums earned	290,994	252,842	70,638
Losses and loss adjustment expenses	189,007	163,831	45,803
Acquisition expenses	101,009	84,833	22,180
Consolidated balance sheet items:
Pledged cash and investments	358,559	274,913	98,274
Premiums receivable	137,252	104,041	89,959
Reinsurance recoverable on unpaid and paid losses and loss adjustment expenses	18,059	14,135	3,431
Prepaid reinsurance premiums	8,763	10,475	9,026
Deferred acquisition costs, net	71,804	60,432	40,405
Reserve for losses and loss adjustment expenses	358,237	205,720	47,964
Unearned premiums	204,516	172,030	118,835
Reinsurance balances payable	10,352	13,328	10,225
Amounts due to affiliates	3,319	2,590	1,673
Losses payable	15,092	4,077	752

Annex A-22